NO ACT

P.E.
01/15/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008623

Received SEC

JAN 16 2015

Washington, DC 20549

January 16, 2015

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 1-16-15

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation

Dear Mr. Kelroy:

This is in regard to your letter dated January 15, 2015 concerning the shareholder proposal submitted by the UAW Retiree Medical Benefits Trust and Calvert Investment Management, Inc., on behalf of the Calvert Social Index Fund, for inclusion in Kohl's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Kohl's therefore withdraws its December 17, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

KOHL'S
expect **great** things

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274
jason.kelroy@kohls.com

January 15, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation – Withdrawal of Request for No Action Letter regarding the Shareholder Proposal Submitted by UAW Retiree Medical Benefits Trust and Calvert Investment Management

Ladies and Gentlemen:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust and co-sponsor Calvert Investment Management (collectively, the "Proponents") have notified Kohl's Corporation ("Kohl's") that the Proponents are withdrawing the shareholder proposal. A copy of the Proponent's signed letter is enclosed. Based on that withdrawal, Kohl's is withdrawing its no-action request submitted on December 17, 2014.

Please call me if you have any questions or require any additional information.

Sincerely,

Jason J. Kelroy
SVP, Assistant General Counsel

Encls.

cc (via e-mail):

Ms. Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Emily Kasier, Esq.
Calvert Investment Management
emily.kaiser@calvert.com

UAW RETIREE
Medical Benefits Trust

January 15, 2015

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

The purpose of this letter is to withdraw the shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Kohl's Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders. The UAW Retiree Medical Benefits Trust ("Trust") and co-filer Calvert Investments, which filed on behalf of the Calvert Social Index Fund, are withdrawing the proposal but would like to commend the company for steps made in human capital management, employee engagement and will continue to look at ways to engage the company with our long term interest in mind.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

KOHL'S
expect **great** things

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274
jason.kelroy@kohls.com

December 17, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by UAW Retiree Medical Benefits Trust and Calvert Investment Management

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the UAW Retiree Medical Benefits Trust and co-sponsored by Calvert Investment Management (collectively, the "Proponents").

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Act because it deals with matters that Kohl's has already substantially implemented and also pursuant to rule 14a-8(i)(7) because it relates to Kohl's "ordinary business operations." We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the

Securities and Exchange Commission (the "Commission") if, in reliance on Rules 14a-8(i)(10) and 14a-8(i)(7), Kohl's excludes the Shareholder Proposal from its 2015 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2015 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibits to the Proponents, thereby notifying them of our intention to exclude the Shareholder Proposal from our 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> "RESOLVED that shareholders of Kohl's Corporation ("Kohl's") urge the Compensation Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Kohl's employee engagement. Employee engagement is the extent to which the workforce as a whole are motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.
>
> The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the employee engagement metric is more appropriately incorporated into the metrics for the annual or long-term incentive program (or successor short- and long-term incentive programs).
>
> This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation."

A copy of the Shareholder Proposal and Supporting Statement, the Proponents' cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

I. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2015 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE KOHL'S HAS SUBSTANTIALLY IMPLEMENTED THE SHAREHOLDER PROPOSAL.

A. Established Securities and Exchange Commission and Staff Precedent

Less than a year ago, in a no-action letter involving an identical shareholder proposal submitted to another retailer, the Staff determined that the shareholder proposal was excludable under Rule 14a-8(i)(10), as the company had already substantially implemented the shareholder proposal. See Wal-Mart Stores, Inc. (avail. March 27, 2014). Wal-Mart, in successfully seeking its no-action letter, noted that Wal-Mart's current compensation practices implemented the shareholder proposal's essential objective because the Wal-Mart annual incentive plan included one metric related to employee engagement – specifically, diversity and inclusion. As demonstrated below, Kohl's has also substantially implemented the Shareholder Proposal through Kohl's express tying of its Chairman, Chief Executive Officer and President's executive compensation, in part, to the enhancement of diversity. In addition, and well beyond that single metric the Staff relied upon when granting Wal-Mart's no-action letter request, Kohl's has expressly and prominently included the attainment of industry-leading employee engagement within its new and well-publicized three-year goals. Management's progress toward that goal will be a significant basis for assessing the effectiveness of management going forward.

Rule 14a-8(i)(10) allows the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." See Securities Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"). The Commission has made explicitly clear that a shareholder proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). See 1998 Release (confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("1983 Release")). In the 1983 Release, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Securities Exchange Act Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Exelon Corp. (avail. Feb. 26, 2010); Exxon Mobil Corp. (Burt) (avail. Mar. 23, 2009); Anheuser-Busch Companies, Inc. (avail. Jan. 17, 2007); ConAgra Foods, Inc. (avail. July 3, 2006); Johnson & Johnson (avail. Feb. 17, 2006); Talbots Inc. (avail. Apr. 5, 2002); Exxon Mobil Corp. (avail. Jan. 24, 2001); Masco Corp. (avail. Mar. 29, 1999); The Gap, Inc. (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. See, e.g., Exelon Corp. (avail. Feb. 26, 2010); Anheuser-Busch Cos., Inc. (avail. Jan. 17, 2007); ConAgra Foods, Inc. (avail. July 3, 2006); Johnson & Johnson (avail. Feb. 17, 2006); Talbots Inc. (avail. Apr. 5, 2002); Masco Corp. (avail. Mar. 29, 1999).

B. Application of Commission and Staff Precedent to the Shareholder Proposal

1. ***Kohl's currently ties executive compensation to enhancing diversity, which the Staff has already recognized as one appropriate metric of employee engagement, achieving the essential objective of the Shareholder Proposal.***

The Compensation Discussion & Analysis section within Kohl's Proxy Statement provides insight into the process used by Kohl's Compensation Committee (the "Compensation Committee") for determining the compensation of our Named Executive Officers ("NEOs"). Specifically, it discusses and analyzes the Compensation Committee's philosophy, objectives, policies, programs, practices and decisions. Each year, the Committee sets individual quantitative and qualitative performance criteria for each of the NEOs that must be achieved for the NEO to be eligible for various levels of compensation increases. As disclosed in Kohl's Proxy Statement, in 2013, these criteria included corporate net income, return on investment, business specific objectives and qualitative goals, such as leadership effectiveness and strategic planning. Kohl's 2014 Proxy Statement, p. 31. The factors considered by the Compensation Committee to evaluate the performance of Kohl's Chairman, Chief Executive Officer and President for fiscal years 2012 and 2013 expressly included "enhancing our diversity" as one qualitative criterion. Kohl's 2013 Proxy Statement, pp. 31-32.

Diversity was also the engagement criteria used by Wal-Mart in successfully seeking its no-action letter for this same type of shareholder proposal. Just as was the case for Wal-Mart, Kohl's current compensation practices implement the shareholder proposal's essential objective because Kohl's executive compensation is directly tied to metrics related to employee engagement.

2. ***Kohl's three year goal "To Be The Most Engaging Retailer In America" expressly ties future corporate goals to Associate engagement, achieving the essential objective of the Shareholder Proposal.***

In the first quarter of 2014, Kohl's introduced a multi-year vision referred to as its "Greatness Agenda." To clearly communicate Kohl's vision and plans under the Greatness Agenda, Kohl's held an investor conference on October 29, 2014. The conference was webcast to the public. The slide presentations and full transcripts from the conference are available on Kohl's Investor Relations Website and the slide presentations were furnished to the Commission in a Form 8-K filing on October 30, 2014.

As detailed at the investor conference, the Greatness Agenda includes a new, three-year goal to become the most engaging retailer in America. To achieve this goal, Kohl's set forth three clear outcomes:

- The highest customer engagement among our peer group of companies,
- Industry leading Associate (employee) engagement; and
- sales growth.

With regard to Associate engagement, as detailed at Kohl's Investor Conference and in the published materials, Kohl's has set the goal of "being famous for engaging, developing and recognizing great teams." As explained by Kohl's Senior Executive Vice President for Human Resources at the investor conference, "We don't want to be good at this. We don't want to be great at it. We literally want to be famous for it... our goal is to be industry leading in Associate engagement." Kohl's measures Associate engagement at all levels on an annual basis. During the investor conference, Kohl's also detailed its current Associate engagement levels, based on a May 2014 engagement survey, as well as Kohl's future goals for Associate engagement levels.

As disclosed in the Compensation Discussion & Analysis section within Kohl's Proxy Statement, the Compensation Committee fulfills the Board of Directors' responsibilities related to our NEOs' compensation, already ensuring our executive compensation program meets our corporate objectives. Kohl's 2013 Proxy Statement, p. 25. Kohl's progress toward attaining its three-year goals, including its Associate engagement goals, will obviously weigh heavily in the Compensation Committee's assessment of our NEOs' leadership and vision, which in turn will greatly impact their compensation levels.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. See Wal-Mart Stores, Inc. (avail. March 27, 2014) (concurring with the exclusion of a proposal seeking to include an engagement metric in executive compensation metrics where diversity and inclusion were already considered within the company's annual incentive plan); General Electric Co. (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); AutoNation Inc. (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to shareholder vote); Intel Corp. (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's' board to submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans).

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2015 PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(7) BECAUSE IT RELATES TO THE COMPANY'S "ORDINARY BUSINESS OPERATIONS."

A. Established Securities and Exchange Commission and Staff Precedent

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." SEC 1998 Release. As set out in the 1998 Release, there are two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed below, applying the considerations set forth in the 1998 Release, fostering an engaged workforce is a matter of ordinary business. Accordingly, because the thrust and focus of the proposal is a matter of ordinary business, the Shareholder Proposal may be excluded under Rule 14a-8(i)(7).

B. Application of Commission and Staff Precedent to the Shareholder Proposal

1. A company's management of its workforce is a matter of ordinary business.

The Proposal's sole request is that the Compensation Committee include among the performance metrics used to determine senior executives' incentive compensation "at least one metric related to Kohl's employee engagement." In explaining the reason for this request, the Supporting Statement explains its intent as follows: "to bring greater focus to management of Kohl's human capital."

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it relates to the company's management of its workforce. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in Intel Corp. (avail. Mar. 18, 1999), the Staff concurred in the exclusion of a proposal requesting an employee bill of rights, and stating that "[t]here appears to be some basis for your view that Intel may exclude the proposal under [R]ule 14a-8(i)(7), as relating, in part, to Intel's ordinary business operations (i.e., management of the workforce)"). See also Wal-Mart Stores, Inc. (avail March 16, 2006) (Staff permitted exclusion of a proposal requesting an amendment to Wal-Mart's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association on the basis that it related to the company's ordinary business operations, noting that the proposal related to "Wal-Mart's ordinary business operations (i.e., relations between the company and its employees)"); Starwood Hotels & Resorts Worldwide, Inc. (avail. Feb. 14, 2012) (Staff concurred that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned the "company's management of its workforce"); Northrop Grumman Cmp. (avail. Mar. 18, 2010) (Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)"); Fluor Corp. (avail. Feb. 3, 2005) (Staff concurred that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of the workforce"); Berkshire Hathaway Inc. (avail. Jan. 31, 2012) (Staff concurred that a proposal mandating the dismissal of employees who engaged in behavior that would create a conflict of interest or violate certain other principles specified in the proposal could be excluded under Rule 14a-8(i)(7) because it dealt with "management of [the company's] workforce.").

Here, there can be no question that employee engagement involves fundamental ordinary business matters – decisions with respect to the way a company manages its workforce and employee relations. As a nationwide retailer, Kohl's employs over 140,000 Associates in its stores, distribution centers, corporate home offices, credit call centers and design centers. The relationship between Kohl's and these Associates constitutes a critical component of Kohl's day-to-day management. Further, Kohl's workplace environment is fundamentally related to the company's ordinary business operations. Decisions concerning employee relations, including employee engagement levels, are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. These are fundamental business issues for Kohl's management and require an understanding of the business implications that could result from changes made.

Further, as in the above-cited letters, the Shareholder Proposal does not implicate a significant policy issue, but rather appears to be driven by ordinary business concerns. As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The intent of the Shareholder Proposal is targeted at the business policies and practices related to employee relations. Based on the Shareholder Proposal's unwavering focus on these topics, and the history of no-action letters in which the Staff has concurred in exclusion of similar proposals on the basis that they relate to ordinary business matters, the Shareholder Proposal cannot be deemed to implicate a significant policy issue. Rather, as in the above no-action letters, the Shareholder Proposal involves the type of day-to-day operational oversight of the Company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

2. The Shareholder Proposal is not saved by its reference to executive compensation.

While the Shareholder Proposal clearly is intended to address the Company's management of its workforce, the Shareholder Proposal is couched as an executive compensation proposal, presumably in an effort to qualify the Shareholder Proposal as one relating to executive compensation, which the staff generally considers to transcend "ordinary business." Even where a proposal purports to address executive compensation, however, the staff allows exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. In Exelon Corp. (avail. Feb. 21 , 2007), for example, the Staff permitted exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retiree benefits. In allowing the exclusion, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

Similarly, in Delta Air Lines (avail. March 27, 2012), the staff allowed the company to exclude a proposal requesting that the board of directors prohibit payment of incentive compensation to executive officers unless the company first adopted a process to fund the retirement accounts of the company's pilots. In its no-action letter, the Staff noted that, while the proposal "mentioned" executive compensation, the focus and thrust of the proposal was on "the ordinary business matter of employee benefits." See also Wal-Mart Stores, Inc. (avail. Mar. 17, 2003), in which the staff allowed exclusion of a proposal requesting that the board of directors consider increasing the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation, noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

A compensation-related proposal is excludable under Rule 14a-8(i)(7) where its thrust and focus is on any matter of ordinary business, not just employee benefits. In General Electric Co. (avail. Jan. 10, 2005), for example, the staff allowed exclusion of a proposal requesting that the compensation committee include social responsibility and environmental criteria among the performance goals executives must meet to earn their compensation. In allowing exclusion of the proposal, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."

It is indisputable that the thrust and focus of the Shareholder Proposal is Kohl's policies and procedures for workforce management and fostering an engaged workforce. In short, the Shareholder Proposal seeks to condition the payment of senior executives' incentive compensation on the effectiveness of Kohl's workforce management. A company's management of its workforce is a matter of ordinary business. Accordingly, based on the precedent described above, the Company may exclude the Shareholder Proposal under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, and consistent with Staff's recent determinations in the similar no-action letters cited above, Kohl's respectfully requests that the Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,

Jason J. Kelroy
SVP, Assistant General Counsel

Encls.

cc (via e-mail):

Ms. Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Emily Kasier, Esq.
Calvert Investment Management
emily.kaiser@calvert.com

EXHIBIT A

RESOLVED that shareholders of Kohl's Corporation ("Kohl's") urge the Compensation Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Kohl's employee engagement. Employee engagement is the extent to which the workforce as a whole is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual or long-term incentive program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Kohl's success. As a retail company, Kohl's level of employee engagement —the extent to which employees apply discretionary effort to the company's goals --is one of its most important assets. Research has shown that employee engagement has been linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (See, e.g., Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf)).

Kohl's has endorsed these connections and the importance of employee engagement to its business. In an article discussing Kohl's volunteer initiative coordination program, EVP and Director of Store Operations Jon Grosso was quoted as saying, "Engaged associates deliver better customer service, we retain them longer, and they drive better sales." (Ryan Scott, "The Hottest Fashion at Work? Engagement," Forbes, June 26, 2013 (available at http://www.forbes.com/sites/causeintegration/2013/06/26/the-hottest-fashion-at-work-engagement/))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management and improvement of employee engagement. Over the past several years, Kohl's incentive programs for named executive officers have used financial metrics such as net income, return on investment, specific business objectives and "qualitative criteria, including leadership and vision" as the metrics for determining awards.

We urge the Committee to add a measure of employee engagement to the mix, in order to bring greater focus to management of Kohl's human capital. We do not believe our request would be overly burdensome; we note that reports indicate that Kohl's already tracks employee engagement. (See Scott, supra)

We urge shareholders to vote FOR this proposal.

UAW RETIREE
Medical Benefits Trust

November 18, 2014

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Kohl's Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED that shareholders of Kohl's Corporation ("Kohl's") urge the Compensation Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Kohl's employee engagement. Employee engagement is the extent to which the workforce as a whole is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual or long-term incentive program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Kohl's success. As a retail company, Kohl's level of employee engagement —the extent to which employees apply discretionary effort to the company's goals --is one of its most important assets. Research has shown that employee engagement has been linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (See, e.g., Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf)).

Kohl's has endorsed these connections and the importance of employee engagement to its business. In an article discussing Kohl's volunteer initiative coordination program, EVP and Director of Store Operations Jon Grosso was quoted as saying, "Engaged associates deliver better customer service, we retain them longer, and they drive better sales." (Ryan Scott, "The Hottest Fashion at Work? Engagement," Forbes, June 26, 2013 (available at http://www.forbes.com/sites/causeintegration/2013/06/26/the-hottest-fashion-at-work-engagement/))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management and improvement of employee engagement. Over the past several years, Kohl's incentive programs for named executive officers have used financial metrics such as net income, return on investment, specific business objectives and "qualitative criteria, including leadership and vision" as the metrics for determining awards.

We urge the Committee to add a measure of employee engagement to the mix, in order to bring greater focus to management of Kohl's human capital. We do not believe our request would be overly burdensome; we note that reports indicate that Kohl's already tracks employee engagement. (See Scott, supra)

We urge shareholders to vote FOR this proposal.

STATE STREET

DATE: November 18, 2014

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Re: Shareholder Proposal Record Letter for Kohl's Corporation (CUSIP 500255104)

Dear Mr. Schepp,

State Street Bank and Trust Company is custodian for **233,234 shares of Kohl's Corporation** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 18, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-985-9509.

Sincerely,

[redacted]niel S[redacted]hone
Client Service Officer
State Street Bank and Trust Company

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 21, 2014

Mr. Richard D. Schepp
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 19, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert Social Index Fund ("Fund") and the Calvert VP S&P 500 Index Portfolio are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed proposal requesting that Kohl's Corporation Board's Compensation Committee, when setting senior executive compensation, include at least one metric related to Kohl's employee engagement.

We understand that the UAW Retiree Medical Benefits Trust is submitting an identical proposal. Calvert recognizes the UAW Retiree Medical Benefits Trust as the lead filer and intends to act as a co-sponsor of the proposal. The UAW Retiree Medical Benefits Trust has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to the UAW Retiree Medical Benefits Trust as it relates to the proposal. In this regard, please direct any correspondence to Emily Kaiser, Esq., at (301) 961-4757, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

Printed on recycled paper containing 100% post consumer waste

State Street letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Mike Lombardo, Senior Sustainability Analyst and Manager, Index, Calvert Investment Management, Inc.
Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.

RESOLVED that shareholders of Kohl's Corporation ("Kohl's") urge the Compensation Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Kohl's employee engagement. Employee engagement is the extent to which the workforce as a whole is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual or long-term incentive program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Kohl's success. As a retail company, Kohl's level of employee engagement —the extent to which employees apply discretionary effort to the company's goals --is one of its most important assets. Research has shown that employee engagement has been linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (See, e.g., Harter, et al., "Business-unit-level relationship between employee satisfaction, employee engagement, and business outcomes: a meta-analysis," *Journal of Applied Psychology* 87 268-279 (2002) (available at http://www.nova.edu/ie/ice/forms/meta_analysis_july_2003.pdf)).

Kohl's has endorsed these connections and the importance of employee engagement to its business. In an article discussing Kohl's volunteer initiative coordination program, EVP and Director of Store Operations Jon Grosso was quoted as saying, "Engaged associates deliver better customer service, we retain them longer, and they drive better sales." (Ryan Scott, "The Hottest Fashion at Work? Engagement," Forbes, June 26, 2013 (available at http://www.forbes.com/sites/causeintegration/2013/06/26/the-hottest-fashion-at-work-engagement/))

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management and improvement of employee engagement. Over the past several years, Kohl's incentive programs for named executive officers have used financial metrics such as net income, return on investment, specific business objectives and "qualitative criteria, including leadership and vision" as the metrics for determining awards.

We urge the Committee to add a measure of employee engagement to the mix, in order to bring greater focus to management of Kohl's human capital. We do not believe our request would be overly burdensome; we note that reports indicate that Kohl's already tracks employee engagement. (See Scott, supra)

We urge shareholders to vote FOR this proposal.

STATE STREET.

November 20, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 19, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Kohl's Corporation (Cusip 500255104). Also the funds held the amount of shares indicated continuously since 11/14/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/19/2014	Shares Held Since 11/14/2013
D872	CALVERT SOCIAL INDEX FUND	500255104	Kohl's Corporation	5,740	4,712
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	500255104	Kohl's Corporation	3,595	3,595

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

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